                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                        Date of Report: January 21, 1999



                                BAAN COMPANY N.V.


                            Baron van Nagellstraat 89
                                3770 AC Barneveld
                                 The Netherlands
                                       and
                         11911 Freedom Drive, Suite 300
                           Reston, Virginia USA 20190
                   (Addresses of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F  [X]          Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                  Yes  [ ]                No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  82- N.A.

                                BAAN COMPANY N.V.
                                    FORM 6-K


     Baan Company N.V., a corporation incorporated under the laws of the Netherlands ("Baan Company"), issued a press release dated January 20, 1999 (the "Press Release") announcing the following principal events: (1) expected results for its fiscal fourth quarter ended December 31, 1998; (2) the status of the Company's previously announced restructuring plan, including associated non-recurring charges of approximately $160 million; (3) the purchase of the core assets of Baan Midmarket Solutions (BMS) for a purchase price of a minimum of approximately $32 million and maximum of approximately $80 million; and (4) the determination to account for the acquisition of CAPS Logistics Inc. on the purchase method of accounting rather than a pooling of interests.

     The Press Release is attached as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein. The foregoing summary of the Press Release is qualified in its entirety by reference to the Press Pelease.

     Any statements contained in the Press Release that are not historical facts are forward-looking statements. In particular, statements using the words "will," "plans," "expects," "believes," "anticipates," or like terms are by their nature predictions based upon current plans, expectations, estimates, and assumptions. These statements are subject to a number of risks and uncertainties that could significantly affect outcomes, which may differ materially from the expectations, estimates, or assumptions expressed in or implied by any such forward-looking statements. Specific risks applicable to such forward-looking statements include risks associated with the failure to conclude any proposed agreement and/or changing conditions in the marketplace. Other risks and uncertainties associated with the businesses of Baan Company may be reviewed in the Company's public filings, including Baan Company's Report on Form 6-K for its fiscal quarter ended June 30, 1998 and Baan Company's Report on Form 20-F for 1997. Those documents are publicly on file with the U.S. Securities and Exchange Commission.

EXHIBIT NO.                                DESCRIPTION
-----------         ----------------------------------------------------------
  99.1              Press Release of Baan Company N.V. dated January 20, 1999.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      BAAN COMPANY N.V.



                                      By: /s/ ROBERT GOUDIE
                                         ---------------------------------------
                                         Robert Goudie
                                         Senior Vice President, General Counsel
                                         and Secretary to the Board of Directors

Date: January 21, 1999

                                  EXHIBIT INDEX

EXHIBIT NO.                                DESCRIPTION
-----------         ----------------------------------------------------------
  99.1              Press Release of Baan Company N.V. dated January 20, 1999.